UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 001-40398

Hive Blockchain Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite  855 -789 West Pender Street

Vancouver, BC

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

Effective as of September 14, 2021, the Nasdaq trading symbol for Hive Blockchain Technologies Ltd. (the "Company") shall change from "HVBT" to "HIVE." For more information regarding the symbol change, please see Exhibit 99.4 annexed to this report on Form 6-K.

The cover page to this report on Form 6-K also clarifies that the Company's mailing address is: Suite  855 -789 West Pender Street, Vancouver, BC V6C 1H2.

EXHIBIT INDEX

Exhibit Number	Description
99.1	News Release dated September 8, 2021
99.2	Material Change Report dated September 9, 2021
99.3	News Release dated September 10, 2021
99.4	News Release dated September 13, 2021
99.5	Material Change Report dated September 13, 2021
99.6	Material Change Report dated September 13, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

/s Darcy Daubaras
Name:	Darcy Daubaras
Title:	Chief Financial Officer

Date: September 14, 2021